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Date 21 January 2005

RECEIVED

2005 FEB -4 A 9:53

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Legal & General

Legal & General Group
Temple Court
11 Queen Victoria Street
London EC4N 4TP

Telephone 020 7528 6200
Fax 020 7528 6222
www.legalandgeneral.com

The US Securities and Exchange Commission
Office of International Corporate Finance
450 Frith Street NW
Mail Stop 3-9
Washington DC 205-49

05005552

SUPPL

Dear Sirs

12g-2(b) Submission – Exemption 82-3664

I enclose, on behalf of Legal & General Plc, an English company, the following information persuant to the exemption from the Securities Exchange Act of 1934 amended, afforded by Rule 12g3-2(b) thereunder.

- Changes to Life Fund Taxation – 3rd December 2004

PROCESSED
FEB 07 2005
THOMSON FINANCIAL

Please stamp and return the enclosed receipt copy letter.

Yours faithfully

P N Horsman
Head of Investor Relations

Legal & General Group Plc
3 December 2004

Changes to Life Fund Taxation

Legal & General Group Plc ("Legal & General") announces today that draft legislation, if enacted, and draft regulations published yesterday are likely to give rise to a one-off reduction in the reported embedded value (EV) of Legal & General Assurance Society's UK long term fund.

The changes proposed are complex and the process of estimating their likely impact will take some time. However, for the purpose of ensuring an informed market, Legal & General is seeking to provide shareholders with such information as it has available at the earliest opportunity.

Legal & General's initial review indicates that one of the proposed changes in particular is likely to be significant. This change will have the effect of altering the way in which the taxable profit from writing pension business is determined.

As a consequence, it is likely that the tax attributable to the non-profit part of the fund from 2005 onwards will increase.

At this early stage, it is not possible to give a precise estimate of the likely financial impact of the proposed legislative change on Legal & General.

However, it is our belief that the impact of this proposed change on the EV will not exceed £300m. A reduction in the EV of this order would also reduce the net of tax transfer on a Modified Statutory Solvency Basis for the full year from the long term fund by up to £20m.

Further work is being undertaken both on possible mitigating actions and on refining our estimates of the impact both of the change in tax treatment referred to and the other proposed changes. Shareholders will be kept informed if there is any material change.

Enquiries to:

Investors:
Peter Horsman, Head of Investor Relations 020 7528 6362

Media:
John Morgan, Head of Public Relations 020 7528 6213
Anthony Carlisle, Citigate Dewe Rogerson 07973 611888

Note 1.The reported EV is modelled each half-year using a set of assumptions which include assumptions about future tax. The effect of incorporating our understanding of this change is to produce a one-off reduction in that EV number.

Note 2.The grossed up reduction to embedded value will be taken after operating profit but before the 'profit on ordinary activities before tax' line on the Consolidated Profit and Loss Account – Achieved Profits Basis.